Filed pursuant to 424(b)(3)
Registration #333-50822

SUPPLEMENT NO. 10
DATED SEPTEMBER 20 , 2001
TO THE PROSPECTUS DATED FEBRUARY 1, 2001
OF INLAND RETAIL REAL ESTATE TRUST, INC.

We are providing this Supplement No. 10 to you in order to supplement our prospectus and its supplements. This supplement, dated September 20, 2001 to our prospectus dated February 1, 2001, updates information in the "Real Property Investments" and "Plan of Distribution" sections of our prospectus. This Supplement No. 10 supplements, modifies or supersedes certain information contained in our prospectus, Supplement No. 9 dated September 10, 2001, Supplement No. 8 dated September 5, 2001, Supplement No. 7 dated August 7, 2001 and Supplement No. 6 dated August 1, 2001 (which superseded Supplements No. 5 dated June 14, 2001 and No. 4 dated May 21, 2001 and No. 3 dated May 1, 2001 (which superseded Supplements No. 1 and 2 dated February 28, 2001 and April 10, 2001, respectively)) and must be read in conjunction with our prospectus and those supplements.

Real Property Investments

The discussion under this section, which starts on page 88 of our Prospectus, is modified and supplemented by the following information regarding properties we have acquired.

Skyview Plaza, Orlando, Florida

On September 14, 2001, we purchased an existing retail property known as Skyview Plaza located on approximately 26 acres and containing 281,247gross leasable square feet. The property is located at 7801 South Orange Blossom Trail, Orlando, Florida.

We purchased Skyview Plaza from Ohio Police and Fire Pension, an unaffiliated third party. Our total acquisition cost, including expenses, was approximately $21,500,000. This amount may increase by additional costs which have not yet been finally determined. We expect any additional costs to be insignificant. Our acquisition cost is approximately $76 per square foot of leasable space.

We purchased this property with our own funds. However, we expect to place financing on the property at a later date.

Real estate taxes for 2000 were $374,054. One tenant, Radio Shack, currently pays additional rent based on a percentage of gross sales.

We received an appraisal which states that it was prepared in conformity with the Standards of Professional Practice of the Appraisal Institute by an independent appraiser who is a member of the Appraisal Institute. The appraisal reported an "as is" market value for Skyview Plaza, as of June 23, 2001, of $22,000,000. Appraisals are estimates of value and should not be relied on as a measure of true worth or realizable value.

All other information relating to this property remains unchanged from the information provided in Supplement No. 6.

West Oaks Phase II, Ocoee, Florida

On September 14, 2001, we purchased a newly completed shopping center known as West Oaks Phase II Shopping Center containing 6,000 gross leasable square feet. The center is located at Colonial Drive and Clarke Road, in Ocoee, Florida.

The proposed acquisition of West Oaks Phase II Shopping Center was included with the purchase of an existing shopping center known as West Oaks Towne Center, which we acquired on March 28, 2001. West Oaks Towne Center is located on approximately 8 acres adjacent to West Oaks Phase II and containing 60,528 gross leasable square feet.

We purchased West Oaks Phase II from Oakvest LLC, the same unaffiliated third party seller of West Oaks Towne Center. Our total acquisition cost, including expenses, was approximately $1,609,000. This amount may increase by additional costs, which have not yet been finally determined. We expect any additional costs to be insignificant. Our acquisition cost is expected to be approximately $268 per square foot of leasable space.

We purchased this property with our own funds. However, we expect to place financing on the property at a later date.

We received an appraisal which states that it was prepared in conformity with the Uniform Standards of Professional Appraisal Practice of the Appraisal Foundation by an independent appraiser who is a member of the Appraisal Institute. The appraisal reported a market value for West Oaks Phase II, as of August 6, 2001, of $1,650,000. Appraisals are estimates of value and should not be relied on as a measure of true worth or realizable value.

All other information relating to this property remains unchanged from the information provided in Supplement No. 8.

Plan of Distribution

The following new subsection is inserted at the end of this section on page 187 of our prospectus.

Update

As of January 31, 2001, we had sold 13,687,349 shares in our first offering resulting in gross proceeds of $136,454,948. In addition, we received $200,000 from our advisor for 20,000 shares. Inland Securities Corporation, an affiliate of our advisor, served as dealer manager of this offering and was entitled to receive selling commissions and certain other fees, as discussed further in our prospectus. As of January 31, 2001, we had incurred $11,588,024 of commissions and fees payable to Inland Securities Corporation, which results in our receipt of $125,066,923 of net proceeds from the sale of those 13,687,349 shares. As of January 31, 2001 the first offering terminated. Our current offering began February 1, 2001. As of September 17, 2001, we had sold 11,888,418 shares in our current offering resulting in gross proceeds of $117,855,112. Inland Securities Corporation also serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus. As of September 17, 2001, we had incurred $8,768,966 of commissions and fees payable to Inland Securities Corporation, which results in our receipt of $109,086,145 of net proceeds from the sale of those 11,888,418 shares. An additional 586,346 shares have been sold pursuant to our Distribution Reinvestment Program as of September 17, 2001, for which we have received additional net proceeds of $5,570,291. As of September 17, 2001, we had repurchased 106,760 shares through our Share Repurchase Program resulting in disbursements totaling $971,113. As a result, our net offering proceeds from both offerings total approximately $238,552,246 as of September 17, 2001, including amounts raised through our Distribution Reinvestment Program, net of shares repurchased through our Share Repurchase Program.

We also pay an affiliate of our advisor, which is owned principally by individuals who are affiliates of Inland, fees to manage and lease our properties. For the six months ended June 30, 2001 and the year ended December 31, 2000, we have incurred and paid property management fees of $664,994 and $926,978, respectively. Our advisor may also receive an annual asset management fee of not more than 1% of our average invested assets, to be paid quarterly until August 1, 2001. Thereafter, our advisor may receive an annual asset management fee of not more than 1% of our net asset value, to be paid quarterly. For the six months ended June 30, 2001, no such fees were accrued or paid. For the year ended December 31, 2000, we had incurred and paid $120,000 of such fees. For the year ending December 31, 1999, we had not paid or incurred any asset management fees. We may pay expenses associated with property acquisitions of up to .5% of the proceeds that we raise in this offering but in no event will we pay acquisition expenses on any individual property that exceeds 6% of its purchase price. Acquisition expenses totaling approximately $1,748,000 are included in the purchase prices we have paid for all our properties purchased through September 17, 2001. As of September 17, 2001, we had invested approximately $144,000,000 in properties that we purchased for an aggregate purchase price of approximately $328,400,000. After expenditures for organization and offering expenses and acquisition expenses and establishing appropriate reserves, as of September 17, 2001, we had net offering proceeds of approximately $50,000,000 available for investment in additional properties.